Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2009	2008	2007	2006	2005
Earnings
Net income for common stock	$781	$783	$844	$686	$694
Preferred stock dividend	11	11	11	11	11
(Income) or loss from equity investees	(1)	—	(2)	—	—
Minority interest loss	—	—	—	—	—
Income tax	404	397	392	349	330
Pre-tax income for common stock	$1,195	$1,191	$1,245	$1,046	$1,035

Add: Fixed charges*	582	520	487	472	391
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—
Earnings	$1,777	$1,711	$1,732	$1,518	$1,426
* Fixed charges
Interest on long-term debt	$518	$458	$411	$370	$333
Amortization of debt discount, premium and expense	16	16	17	16	16
Interest capitalized	—	—	—	—	—
Other interest	27	25	39	65	21
Interest component of rentals	21	21	20	21	21
Pre-tax preferred stock dividend requirement	—	—	—	—	—
Fixed charges	$582	$520	$487	$472	$391
Ratio of Earnings to Fixed Charges	3.1	3.3	3.6	3.2	3.6